September 26, 2019

William Bollander
Chief Executive Officer
GH Capital Inc.
200 South Biscayne Blvd., Suite 2790
Miami, FL 33131

       Re: GH Capital Inc.
           Form 8-K
           Filed August 21, 2019
           File No. 000-55798

Dear Mr. Bollander:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology